UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
INDEX TO EXHIBITS
SIGNATURE
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended June 30, 2026.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 23, 2026, we announced our results of operations for the quarter ended June 30, 2026. A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter ended June 30, 2026 under Indian Accounting Standards (Ind-AS). A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

Based on the recommendations of the Nomination and Remuneration Committee, the Board approved and appointed Ashiss Kumar Dash as the Chief Executive Officer Designate (“CEO Designate”) of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027, upon fulfilment of all statutory requirements.

A brief profile and press release titled “Infosys Board Appoints Ashiss Kumar Dash as CEO designate” is enclosed as Exhibit 99.4.

Among other things, based on the recommendations of the Nomination and Remuneration Committee, the Board approved the grant of 9,836 Restricted Stock Units (‘RSUs’) under the 2015 Incentive Compensation Plan (’2015 Plan’) to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f., August 1, 2026 and the exercise price will be equal to the par value of the share.

Further, the Board approved incorporation of a step down wholly owned subsidiary of the Company in Singapore. Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be disclosed in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: July 23, 2026	Jayesh Sanghrajka Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges
99.4	Press Release - Infosys Board Appoints Ashiss Kumar Dash as CEO designate